SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2005


                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release, dated November 10, 2005, announcing third quarter financial results.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          TEFRON LTD.
                                          (Registrant)


                                          By: /S/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer


                                          By: /S/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Finance Manager



Date: November 10, 2005

                                                                            NEWS

                             RE:    Tefron Ltd.
                                    Ind. Center Teradyon
                                    P.O. Box 1365
                                    Misgav 20179
                                    Israel
                                    (NYSE:  TFR)

AT  TEFRON                          AT KWAN PR&IR

Asaf Alperovitz                     Gilad Friedhaber          gilad@kwan.co.il
Chief Financial Officer             Zvi Rabin                 zvi@kwan.co.il
+972-4-9900803                      +972-545-754855
Fax: +972-4-9900054                 +972-505-600140

TEFRON LTD. REPORTS THIRD QUARTER 2005  RESULTS

     o SALES ROSE 10.1% OVER THE THIRD QUARTER OF 2004 TO $48.1 MILLION FOR THE QUARTER AND 8.9% TO $150.5 MILLION FOR THE NINE MONTH PERIOD.

     o NET INCOME OF $2.8 MILLION FOR THE QUARTER AND $5.5 MILLION FOR THE NINE MONTH PERIOD.

     o SIGNIFICANT MARGINS GROWTH: GROSS MARGIN UP ALMOST TEN PERCENTAGE POINTS TO 20.4%; OPERATING MARGIN REACHED 10.3% VERSUS AN OPERATING LOSS OF 3.6% IN THE THIRD QUARTER OF 2004.

     o STRONG EBITDA OF $7.5 MILLION FOR THE QUARTER AND $19.1 MILLION FOR THE NINE MONTH PERIOD.

     o DILUTED EPS REACHED $0.15 FOR THE QUARTER VERSUS $(0.17) IN THE THIRD QUARTER OF 2004.

     MISGAV, ISRAEL, NOVEMBER 10, 2005 -- Tefron Ltd. (NYSE:TFR), one of the world's leading producers of seamless intimate apparel and active wear, today announced financial results for the third quarter and nine months ended September 30, 2005.

     Sales for the third quarter rose 10.1% to $48.1 million, compared to sales of $43.7 million in the third quarter of 2004. Gross profit for the third quarter was $9.8 million, compared to $4.6 million in the third quarter of 2004. Operating income for the third quarter of 2005 increased to $4.9 million, compared to an operating loss of $1.6 million in the third quarter of 2004. Net income rose to $2.8 million, or $0.16 per basic share and $0.15 per diluted share, for the third quarter of 2005, compared to a net loss of $2.9 millions, or $(0.17) per basic and diluted share, in the third quarter of 2004. Operating cash flow for the third quarter was $4.9 million, compared to $1.2 million for the third quarter of 2004. EBITDA for the third quarter was $7.5 million, compared to $2.7 million in the third quarter of 2004.

     Results for the third quarter include a capital gain of approximately $400,000, or $0.02 per diluted share, resulting from a settlement with the insurance company regarding the recovery of losses from the February 2005 fire at the Company's sewing plant in Jordan. Excluding this capital gain, net income for the third quarter was $2.5 million, or $0.13 per diluted share.

     The Company reported sales of $150.5 million for the first nine months of 2005, up 8.9% compared to sales of $138.2 million for the same period last year. Gross profit for the first nine months was $26.5 million, compared to $19.5 million for the same period last year. Operating income increased 358.3% to $11.6 million for the first nine months of 2005, compared to $2.5 million for the same period last year. Net income for the first nine months was $5.5 million, or $0.31 per basic share and $0.30 per diluted share, compared to a net loss of $2.7 million, or $(0.18) per basic and diluted share, for the same period last year. Operating cash flow for the first nine months was $16.8 million, up 153.0% compared to operating cash flow of $6.7 million for the same period last year. EBITDA for the first nine months was $19.1 million, up 64.7% compared to EBITDA of $11.6 million for the same period last year.

SALES BY PRODUCT LINE:

                       Nine months ended    Nine months ended   Three months ended  Three months ended
                       September 30, 2005   September 30, 2004  September 30, 2005  September 30, 2004
                       ------------------   ------------------  ------------------  ------------------
                           USD     % of        USD      % of       USD      % of        USD     % of
                        millions   total     millions   total    millions   total     millions   total
                        --------   -----     --------   -----    --------   -----     --------   -----
Intimate Apparel          73.2      48.6      90.3      65.3        27.0     56.1       28.3      64.8
Active wear               40.2      26.7      13.8      10.0        12.4     25.8        6.1      14.0
Swimwear (*)              11.9       7.9       8.3       6.0         0.6      1.2        0.3       0.6
Health care products      25.2      16.7      25.8      18.7         8.1     16.8        9.0      20.6
Total                    150.5     100.0     138.2     100.0        48.1    100.0       43.7     100.0


     (*)  Seasonal sales


SALES BY SEGMENTS:

                     Nine months ended    Nine months ended     Three months ended   Three months ended
                     September 30, 2005   September 30, 2004    September 30, 2005   September 30, 2004
                     ------------------   ------------------    ------------------   ------------------
                        USD       % of       USD       % of        USD      % of        USD       % of
                     millions    total     millions    total     millions   total    millions     total
                     --------    -----     --------    -----     --------   -----    --------     -----
Seamless (HiTex)       81.5       54.2       62.1       44.9       28.7      59.7       20.5      46.9
Cut & Sew              43.8       29.1       50.3       36.4       11.3      23.5       14.2      32.5
Health                 25.2       16.7       25.8       18.7        8.1      16.8        9.0      20.6
Total                 150.5      100.0      138.2      100.0       48.1     100.0       43.7     100.0

Mr. Yos Shiran, Chief Executive Officer, commented, "In the third quarter we continued to successfully execute our strategic plan to grow overall revenues, expand operating margins and capitalize on the significant growth opportunity presented by the emerging Engineered For Performance (TM) (EFP) concept in the active wear market.

Our strong growth in margins was achieved through further improved production efficiencies and by the increased contribution of higher margin products. During the quarter we continued shifting our sewing capacity offshore and now, in addition to our Cut & Sew offshore capacity which accounts for approximately 90% of the overall Cut & Sew sewing production, our Hi Tex offshore sewing capacity exceeds 50%. Of particular note, we experienced sharp operational improvement in our Hi Tex division.

Mr. Shiran added, "We experienced very strong growth in our active wear sales compared to last year, as we continued to benefit from our unique and successful strategic cooperation with leaders in the performance active wear industry. Demand is currently accelerating, as our customers' aggressive marketing power comes into effect, and we are focused on partnering with our customers to utilize this opportunity to further introduce our EFP concept."

"Our seasonal swimwear sales were lower in the third quarter in comparison to the first two quarters of 2005 and therefore, as anticipated, our total sales were affected in accordance. Swimwear sales are expected to ramp up in the forth quarter of this year."

Mr. Shiran concluded, "This quarter's healthy growth brings us to a new level of profitability and EBITDA which the company has not seen in recent years. Looking forward, Tefron expects top and bottom line improvements in the fourth quarter of 2005. For 2006, Tefron currently estimates sales growth rate to exceed 10%, driven primarily by our rapidly growing active wear product line."

The Company is considering exercise of its put option relating to Alba Health, requiring Alba Health to purchase all of the Company's ownership in Alba Health. If the Company exercises the put option, it expects to receive net proceeds of approximately $10 million and to record a loss of approximately $6.5 million, most of which is non-cash. After the exercise of the put option, the Company will cease to consolidate the balance sheet of Alba Health, which includes a net bank debt of $9.4 million, and its statements of operations.

The Company also announced the appointment of Ishay Davidi as the new chairman of the board of directors. Mr. Davidi replaces Arie Wolfson in accordance with the terms of the agreement among the shareholders of the Tefron Company. This appointment is in connection with the investment of FIMI and Mivtach Shamir in the Company in February 2004. Mr. Davidi serves as CEO and senior partner of FIMI.

Mr. Wolfson served as chairman of the board of directors since 2002 and had previously served as chairman and president of the Company until 2000. He has served as a director of the Company since the 1980's and will continue to serve in that capacity. Yos Shiran said: "I want to express my appreciation to Arie for his service as chairman. The Company experienced some difficult times, and Arie played an important role in returning the company to growth and profitability. He was the driving force of the company in the nineties where under his management the company developed the technological capabilities that still serve the company today. I personally enjoyed working with him and thank him for his continued support. I want to wish the new chairman, Ishay Davidi, success in his new role and I have confidence that we will continue to work together with the board of directors to build value for the company and its shareholders"

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.


FINANCIAL TABLES FOLLOW

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                 NINE MONTHS ENDED                  THREE MONTHS ENDED
                                                    SEPTEMBER 30,                      SEPTEMBER 30,               YEAR ENDED
                                           ------------------------------      ------------------------------      DECEMBER 31,
                                               2005              2004              2005              2004              2004
                                           ------------      ------------      ------------      ------------      ------------
                                                                       UNAUDITED
                                           ------------------------------------------------------------------
Sales                                      $    150,496      $    138,165      $     48,099      $     43,685      $    182,819
Cost of sales                                   123,982           118,694            38,294            39,062           159,937
                                           ------------      ------------      ------------      ------------      ------------

Gross profit                                     26,514            19,471             9,805             4,623            22,882
Selling,  general  and  administrative
  expenses                                       14,915            16,940             4,857             6,202            22,387
                                           ------------      ------------      ------------      ------------      ------------

Operating income (loss)                          11,599             2,531             4,948            (1,579)              495
Financial expenses, net                           2,998             3,040             1,254             1,296             5,212
Other income, net                                   399                61               337                62                 -
                                           ------------      ------------      ------------      ------------      ------------

Income (loss) before taxes on income              9,000              (448)            4,031            (2,813)           (4,717)
Taxes on income (tax benefit)                     2,499               711             1,127              (477)              203
Minority interest in earnings
  (losses) of a subsidiary                          989            (1,569)              107              (588)            1,945
                                           ------------      ------------      ------------      ------------      ------------

Net income (loss)                          $      5,512      $     (2,728)     $      2,797      $     (2,924)     $     (6,865)
                                           ============      ============      ============      ============      ============

Basic net earnings (loss) per share        $       0.31      $      (0.18)     $       0.16      $      (0.17)     $      (0.44)
                                           ============      ============      ============      ============      ============

Diluted net earnings (loss) per share      $       0.30      $      (0.18)     $       0.15      $      (0.17)     $      (0.44)
                                           ============      ============      ============      ============      ============

Weighted average number of shares
  used for computing basic earnings
  (loss) per share                           17,626,276        15,118,024        17,953,656        17,017,600        15,603,904
                                           ============      ============      ============      ============      ============

Weighted average number of shares
  used for computing diluted earnings
  (loss) per share                           18,395,487        15,118,024        18,730,732        17,017,600        15,603,904
                                           ============      ============      ============      ============      ============

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                          SEPTEMBER 30,
                                                      ----------------------     DECEMBER 31,
                                                        2005          2004          2004
                                                      --------      --------      --------
                                                            UNAUDITED
                                                      ----------------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                           $  7,847      $  5,249      $  3,558
  Trade receivables, net                                24,018        21,962        21,402
  Other accounts receivable and prepaid expenses         4,712         5,445         5,696
  Inventories                                           29,208        32,212        33,137
  Property, plant and equipment held for sale                -           255             -
                                                      --------      --------      --------

TOTAL current assets                                    65,785        65,123        63,793
                                                      --------      --------      --------

DEFERRED TAXES                                           2,456         2,469         2,486
                                                      --------      --------      --------

PROPERTY, PLANT AND EQUIPMENT                           89,337        95,024        93,931
                                                      --------      --------      --------

GOODWILL                                                30,743        31,215        30,743
                                                      --------      --------      --------

OTHER LONG TERM INVESTMENTS                                314           671           578
                                                      --------      --------      --------

TOTAL assets                                          $188,635      $194,502      $191,531
                                                      ========      ========      ========


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                                            SEPTEMBER 30,
                                                                      -------------------------     DECEMBER 31,
                                                                         2005           2004            2004
                                                                      ---------       ---------       ---------
                                                                             UNAUDITED
                                                                      -------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                              $  19,221       $  20,325       $  21,355
  Current maturities of long-term debt:
    Banks and other loans                                                 6,875          16,569           9,039
    Capital leases                                                           23             399             206
  Trade payables                                                         29,179          26,906          28,991
  Conditional obligation with respect to issuance of shares                   -           3,454           3,454
  Other accounts payable and accrued expenses                             7,386           9,154           9,189
                                                                      ---------       ---------       ---------

TOTAL current liabilities                                                62,684          76,807          72,234
                                                                      ---------       ---------       ---------

LONG-TERM LIABILITIES:
  Banks and other loans (net of current maturities)                      43,292          41,482          47,907
  Capital leases (net of current maturities)                                  -              24               -
  Deferred taxes                                                          7,550           6,825           5,611
  Accrued severance pay                                                   1,960           2,714           2,744
                                                                      ---------       ---------       ---------

TOTAL long-term liabilities                                              52,802          51,045          56,262
                                                                      ---------       ---------       ---------

MINORITY INTEREST                                                        16,951          16,121          16,291
                                                                      ---------       ---------       ---------

SHAREHOLDERS' EQUITY:
  Share capital
    Ordinary shares of NIS 1 par value: Authorized: 50,000,000 shares; Issued: 18,969,781, 18,014,247 and 18,014,247
      shares as of September 30, 2005 and 2004 and  December 31,
      2004, respectively;
     Outstanding: 17,972,381, 17,016,847 and 17,016,847 as of
      September 30, 2005 and 2004 and December 31, 2004,
      respectively                                                        6,804           6,582           6,582
    Deferred shares of NIS 1 par value: Authorized, issued and outstanding: 4,500 shares at September 30, 2005 and 2004
      and December 31, 2004;                                                  1               1               1
  Additional paid-in capital                                             82,797          79,093          79,243
  Deferred stock-based compensation                                        (240)           (688)           (486)
  Less - 997,400 Ordinary shares in treasury, at cost                    (7,408)         (7,408)         (7,408)
  Cumulative other comprehensive loss                                       (80)              -               -
  Accumulated deficit                                                   (25,676)        (27,051)        (31,188)
                                                                      ---------       ---------       ---------

TOTAL shareholders' equity                                               56,198          50,529          46,744
                                                                      ---------       ---------       ---------

TOTAL liabilities and shareholders' equity                            $ 188,635       $ 194,502       $ 191,531
                                                                      =========       =========       =========

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                           NINE MONTHS ENDED            THREE MONTHS ENDED
                                                             SEPTEMBER 30,                 SEPTEMBER 30,         YEAR ENDED
                                                       -----------------------       -----------------------     DECEMBER 31,
                                                         2005           2004           2005           2004           2004
                                                       --------       --------       --------       --------       --------
                                                                             UNAUDITED
                                                       -----------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (loss)                                      $  5,512       $ (2,728)      $  2,797       $ (2,924)      $ (6,865)
Adjustments  to  reconcile  net income  (loss) to
  net cash provided by operating activities:
  Depreciation, amortization  and  impairment of
    property, plant and equipment                         7,288          9,023          2,484          4,192         10,760
  Amortization of deferred stock-based
    compensation                                            246              -             68              -            554
  Loss related to conditional obligation                      -              -              -              -            150
  Increase (decrease) in accrued severance pay, net        (688)           299            (64)           164            380
  Decrease (increase) in deferred  income taxes, net      2,321            380          1,596           (414)          (853)
  Realization of pre-acquisition acquired
    operating losses                                          -              -              -              -            489
  Loss (gain) on sale of property and equipment, net       (399)           (53)          (337)          (244)            28
  Minority interest in earnings of a subsidiary             988          1,569            106            588          1,945
  Decrease (increase) in trade receivables, net          (2,656)         2,955            (86)         1,929          3,515
  Decrease in other accounts receivable and
    prepaid expenses                                        693            524            884            400             65
  Decrease (increase) in inventories                      3,929         (1,067)          (378)           519         (1,461)
  Increase (decrease) in trade payables                   1,230         (2,633)        (2,017)        (1,614)          (567)
  Decrease in other accounts payable and accrued
    expenses                                             (1,637)        (1,619)          (150)        (1,347)        (1,231)
                                                       --------       --------       --------       --------       --------

Net cash provided by operating activities                16,827          6,650          4,903          1,249          6,909
                                                       --------       --------       --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment                (4,267)        (7,179)          (773)        (2,142)        (8,950)
Investment grants received                                  346            953              5            415          1,156
Proceeds from sale of property, plant and equipment          90            199              -            166            422
Proceeds from Company insurance policy for plant
  and machinery                                             630              -            630              -              -
Acquisition of Macro Clothing                              (235)             -           (152)             -           (106)
                                                       --------       --------       --------       --------       --------

Net cash used in investing activities                    (3,436)        (6,027)          (290)        (1,561)        (7,478)
                                                       --------       --------       --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayments of long-term bank loans and other
  loans                                                  (6,779)        (8,748)        (2,269)        (2,904)        (9,854)
Payment under capital lease                                (183)        (1,271)           (45)          (312)        (1,488)
Decrease in short-term bank credit, net                  (2,134)       (11,436)          (771)          (929)        (9,276)
Dividend paid to minority interest in subsidiaries         (328)          (500)             -           (133)          (706)
Proceeds form exercise of stock options                     322              -             88              -              -
Proceeds from issuance of shares and conditional
  obligation, net                                             -         19,704              -            (22)        19,704
                                                       --------       --------       --------       --------       --------

Net cash used in financing activities                    (9,102)        (2,251)        (2,997)        (4,300)        (1,620)
                                                       --------       --------       --------       --------       --------

Increase (decrease) in cash and cash equivalents          4,289         (1,628)         1,616         (4,612)        (2,189)
Cash and cash equivalents at beginning of period          3,558          6,877          6,231          9,861          5,747
                                                       --------       --------       --------       --------       --------

Cash and cash equivalents at end of period             $  7,847       $  5,249       $  7,847       $  5,249       $  3,558
                                                       ========       ========       ========       ========       ========

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                  NINE MONTHS ENDED             THREE MONTHS ENDED
                                                    SEPTEMBER 30,                  SEPTEMBER 30,           YEAR ENDED
                                            ----------------------------   -----------------------------  DECEMBER 31,
                                                 2005           2004          2005               2004         2004
                                            ------------    ------------   ------------      ------------    ------
                                                                     UNAUDITED
                                            -------------------------------------------------------------

(a) CASH PAID DURING THE PERIOD FOR:

      Interest                              $      3,539    $      2,671   $      1,787      $        945    $2,809
                                            ============    ============   ============      ============    ======

      Income taxes, net of refunds
        received                            $        204    $        356   $        157      $         38    $  272
                                            ============    ============   ============      ============    ======

(b) SUPPLEMENTAL DISCLOSURE OF
      NON-CASH INVESTING AND
      FINANCING ACTIVITIES

      Purchase of property, plant and
        equipment  by  credit,  net of
        investment grants receivables       $          -    $      1,624   $          -      $      1,367    $  490
                                            ============    ============   ============      ============    ======

      Settlement of a conditional
        obligation                          $      3,454    $          -   $          -      $          -    $    -
                                            ============    ============   ============      ============    ======





CALCULATION OF THE EBITDA
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                            CALCULATION OF THE EBITDA
                                (in thousands $)

                                                          Nine months ended,           Three months ended,       Year ended,
                                                             September 30,                September 30,          December 31,
                                                       -----------------------       -----------------------       --------
                                                         2005           2004           2005           2004           2004
                                                       --------       --------       --------       --------       --------
Income (loss) before taxes on income (benefit)         $  9,000       $   (448)      $  4,031       $ (2,813)      $ (4,717)
Finance expenses ,net                                  $  2,998       $  3,040       $  1,254       $  1,296       $  5,212
Other income ,net                                      $   (399)      $    (61)      $   (337)      $    (62)            --
Depreciation and amortization (see Cash Flows
Statements)                                            $  7,288       $  9,023       $  2,484       $  4,192       $ 10,760

Amortization of deferred stock-based compensation      $    246             --       $     68             --       $    554
                                                       --------       --------       --------       --------       --------
 EBITDA                                                $ 19,133       $ 11,554       $  7,500       $  2,613       $ 11,809
                                                       --------       --------       --------       --------       --------




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